United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.:00017378

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             VITRO DIAGNOSTICS, INC.
                          ----------------------------
                                (Name of Issuer)


                                     Common
                         (Title of Class of Securities)


                                   928501-30-3
                                 (Cusip Number)


World Wide  Capital  Investors,  LLC,  P.O.  Box 8,  Westcliff,  CO 81252  (800)
443-2965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 29, 1998
                          ----------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13- d(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 92) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                                  SCHEDULE 13D

CUSIP NO.: 928501-30-3                                         Page 1 of 5 Pages


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

         World Wide Capital Investors, LLC
         a Colorado Limited Liability Company
         Tax ID #:  84-1012042

         Members of LLC

         See attached Exhibit A

2.       Check the Appropriate Box if A Member of a Group*

                  a /X/
                  b /  /

3.       SEC Use Only


4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         Colorado Limited Liability Company
         State of Colorado, USA

7.       Sole Voting Power

         2,370,000

8.       Shared Voting Power

         0

9.       Sole Dispositive Power

         2,370,000

10.      Shared Dispositive Power

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,370,000 (Note: LLC member list attached as Exhibit A)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares

         /  /

13.      Percent of Class Represented by Amount in Row (11)

         36.95% @ December 31, 1998

14.      Type of Reporting Person

         OO

Item 1.           Security & Issuer

         This statement relates to common shares of Vitro Diagnostics, Inc., 8100 Southpark Way, Bldg. B-1, Littleton, CO 80120

Item 2.

I.       a.       World Wide Capital Investors, LLC - a Colorado Limited
                  Liability Company

                  List of members attached as Exhibit A.

         b.       P.O. Box 8, Westcliffe, CO

         c. Reporting party was formed to acquire a total of 2,370,000 shares of common stock of Vitro Diagnostics, Inc. and after registering the stock under Section 5 of the Securities Act of 1933, distribute it in kind to LLC interest owners pro rata.

         d. Neither the reporting person nor any of its managers have during the last five years been convicted in a criminal proceeding (excluding traffic violations).

         e. The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.

         f.       Citizenship: USA  Place of Formation:  State of Colorado

II. Manager of LLC and deemed beneficial owner of World Wide Capital  Investors,
LLC:

         a.       Kilyn Roth
         b.       P.O. Box 8, Westcliffe, CO

         c. Principal occupation has been as President of and manager of World Wide Capital Company within the past two years. The address of such business is P.O. Box 8, Westcliffe, CO.
         d. The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations).
         e. The reporting person has not, during the last five years, been subject to or party to a civil proceeding of any type nor has any judgment, decree, or order of any type.
         f.       Citizenship:  United States

         a.       Kristine Brubaker
         b.       P.O. Box 8, Westcliffe, CO
         c. Principal occupation has been as secretary of World Wide Capital Company within the past two years. The address of such business is P.O. Box 8, Westcliffe, CO.
         d. The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations).
         e. The reporting person has not, during the last five years, been subject to or party to a civil proceeding of any type nor has any judgment, decree, or order of any type.
         f.       Citizenship:  United States

III. Other Members of World Wide Capital Investors, LLC as listed on Exhibit A have no management responsibility and none have

         a. been convicted in a criminal proceeding during the last five years (excluding traffic matters);
         b. been subject to or party to a civil proceeding of any type nor has any judgment, decree, or order of any type been entered against any LLC member.

Item 3.           Source and Amount of the Funds

         Personal funds of interest subscribers in the World Wide Capital Investors, LLC. The reporting entity completed the purchase transaction with seller by delivery of $708,750 in cash and a note due in January of 1999 for $112,500. The Note was paid in full in January 1999, and the stock shares were delivered to purchaser.

Item 4.           Purpose of the Transaction

         The transaction was to purchase the controlling shareholders (Lloyd Fields) interest in Vitro Diagnostics, Inc. which constituted 56.85% of the outstanding common stock of Vitro Diagnostics, Inc. (2,370,000 shares). Reporting Party purchased 2,370,000 shares, and an individual, Lloyd Hansen, purchased 1,280,000 shares or 19.9% of the outstanding stock.

Item 5.           Interest in Securities of the Issuer

         a. 2,370,000 common shares (36.95%) of issuer as of December 31, 1998 are owned beneficially and of record by World Wide Capital Investors, LLC. Kristine Brubaker, manager and Reporting Party, owns 23.08% of the LLC interest. Kilyn Roth, manager of the LLC, owns 11.77% of the LLC interest.

         b. World Wide Capital Investors, LLC has sole power to vote 2,370,000 shares of common stock. Kilyn Roth is the manager of World Wide Capital Investors, LLC.

                  World Wide Capital Investors, LLC is owned beneficially as listed on attached Exhibit A.

                  World Wide Capital Investors, LLC (managed by Kilyn Roth and beneficially owned by Kristine Brubaker as a 22.7% owner), who is the manager of the LLC.

         c.       None.

         d.       Not Applicable

         e.       Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information contained in response to Items 4 and 5, and the Exhibits A, B, C, and D attached hereto are incorporated herein.

         The Reporting Person had an understanding with Lloyd Hansen, a purchaser of 1,280,000 shares (19.9%) of the common stock of Vitro Diagnostics, Inc., whereby they cooperated in the purchase of the total of 3,650,000 shares of the Vitro Diagnostics, Inc. from Lloyd Fields and each contributed cash to the purchase of the shares and divided the shares purchased pro rata. Mr. Hansen's shares will be included in any Registration Statement filed by World Wide Capital Investors, LLC.

Item 7.           Exhibits

         A.       List of LLC interest holders

         B.       LLC Operating Agreement

         C.       Purchase letter Agreement

         D.       Closing letter Agreement

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      WORLD WIDE CAPITAL INVESTORS, LLC.



Dated: August 24, 1999                /s/ Kilyn Roth
                                      ------------------------------------------
                                      Kilyn Roth, Manager